UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2015

Commission File Number: 001- 37413

Concordia Healthcare Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 12, 2015, Concordia Healthcare Corp. (the “Corporation”) issued a press release announcing its third quarter 2015 results. In conjunction with this announcement the Corporation is filing the following exhibits:

Exhibit 99.1	Press release of the Corporation dated November 12, 2015.

Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2015.

Exhibit 99.3	Unaudited Condensed Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2015.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Corporation’s Registration Statement on Form F-10 (Registration No. 333-205596).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Healthcare Corp.

By:	/s/ Mark Thompson
Name: Mark Thompson Title: Chief Executive Officer

Date: November 12, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia Healthcare Corp. dated November 12, 2015

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2015

99.3	Unaudited Condensed Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2015